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                           August 8, 2023

       Terrance Coyne
       Chief Financial Officer
       Royalty Pharma plc
       110 East 59th Street
       New York, NY 10022

                                                        Re: Royalty Pharma plc
                                                            Form 10-K for the
period ended December 31, 2022
                                                            Filed February 15,
2023
                                                            File No. 001-39329

       Dear Terrance Coyne:

              We have reviewed your July 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 28, 2023 letter.

       Form 10-K for the period ended December 31, 2022

       Non-GAAP Financial Results, page 68

   1. We note your response to comment one of our letter dated June 28, 2023 includes language from your
Credit Agreement regarding Consolidated EBITDA. We also note the disclosure on pages
68-69 of your Form 10-K regarding the definition of Adjusted
                                                        EBITDA under your
Credit Agreement. For each of the most recent two years and
                                                        subsequent interim
period, please provide us with a tabular breakdown of the calculation of your Adjusted EBITDA
measure as it is defined in the credit agreement, separately quantifying each of the
individual components identified in such definition.
   2. Please address the following regarding your response to comment two of our letter dated
                                                        June 28, 2023:
                                                            Your response to
prior comment two acknowledges that the reconciliations from Net
 Terrance Coyne
Royalty Pharma plc
August 8, 2023
Page 2
              cash from operating activities to Adjusted EBITDA and Adjusted Cash Receipts add
              back certain    charges or liabilities that required, or will
require, cash settlement
              which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please further explain to us how you determined that your current presentation depicting such adjustments is appropriate. As part of your response, tell us how you considered the response to Question 102.09 of the non-GAAP Compliance and Disclosure
              Interpretations which states that when a credit agreement contains a material covenant regarding a non-GAAP measure, "the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A."
                Your response to prior comment two further states that your Adjusted Cash Flow measure provides meaningful information about your ability to successfully operate your business and generate cash flow. Please explain in detail how the adjustments made to calculate the Adjusted Cash Flow measure result in a measure that meets this stated purpose. As part of your response, specifically address the apparent inconsistencies in that certain cash outflows are excluded from the measure when the corresponding cash inflows are included in the measure, as noted in our prior comment.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameTerrance Coyne                              Sincerely,
Comapany NameRoyalty Pharma plc
                                                              Division of
Corporation Finance
August 8, 2023 Page 2                                         Office of Life
Sciences
FirstName LastName